Exhibit 99.1

2021 THIRD QUARTER RESULTS	PRESS RELEASE

2021 THIRD QUARTER RESULTS

CNH Industrial reports solid third quarter performance. Consolidated revenues of $8.0 billion (up 23% compared to Q3 2020), net income of $329 million, adjusted diluted EPS of $0.36, and adjusted EBIT of Industrial Activities of $469 million (up $231 million or some 100%). Free cash flow of Industrial Activities negative $0.7 billion.

Financial results presented under U.S. GAAP

“Our CNH Industrial team performed admirably in Q3, displaying exceptional agility and determination in overcoming the increasingly challenging supply chain situation to deliver for our customers and dealers. Their feats were doubly impressive as, over the same period, we were devoting considerable resources towards the closing of the Raven Industries acquisition and developing a comprehensive, value enhancing integration plan, while also finalizing our preparations to complete the spin. For the latter, we now have both On- and Off-Highway leadership organizations completed and in place and remain on track for an early Q1 2022 separation. Our solid Q3 results are a credit to all our employees and dealers, who continue to work tirelessly to mitigate significant external pressures. Further testament both to the team’s inspired execution and to the strength of our markets, particularly Agriculture, is our year-to-date adjusted EPS of $1.10, which exceeds any full year EPS in the Company’s history. Despite acute supplier issues that will constrain our Q4 results, considering the ongoing health of our markets, the untapped potential of our team we are unlocking through our reorganization, and the onset of our various value creation initiatives which are only beginning to have an impact, we are confident in a bright future.”

Scott Wine, Chief Executive Officer

2021 Third Quarter Results

(all amounts $ million, unless otherwise stated – comparison vs Q3 2020)

US GAAP					NON GAAP(1)
Consolidated revenues	7,972	+23%		+22%c.c.(*)	Adjusted EBIT of Industrial Activities	469	+231

of which Net sales of Industrial Activities	7,537	+23%		+23%c.c.	Adjusted EBIT Margin of Industrial Activities	6.2%	+230	bps

Net income	329	+1,261			Adjusted net income	496	+340

Diluted EPS $	0.24	+0.94			Adjusted diluted EPS $	0.36	+0.25
Cash flow from operating activities	521	-1,707			Free cash flow of Industrial Activities	(728)	-1,715

Cash and cash equivalents	7,149	-671	(**)		Available liquidity	13,476	-947	(**)

(*) c.c. means at constant currency            (**) comparison vs June 30, 2021

Net sales of Industrial Activities of $7,537 million, up 23%, with increases in all segments due to continued strong industry demand and price realization.

Adjusted EBIT of Industrial Activities of $469 million ($238 million in Q3 2020), with Agriculture adjusted EBIT of $415 million continuing the strong performance of the segment. Adjusted EBIT increased by $58 million and $45 million for Commercial and Specialty Vehicles and Construction, respectively. Powertrain adjusted EBIT of $44 million ($60 million in Q3 2020).

Adjusted net income of $496 million, with adjusted diluted earnings per share of $0.36 (adjusted net income of $156 million in Q3 2020, with adjusted diluted earnings per share of $0.11). In the first nine months of 2021, adjusted diluted earnings per share was $1.10, surpassing all past full year performances.

Reported income tax expense of $79 million, with adjusted effective tax rate (adjusted ETR(1)) of 13% and 22% for the three and nine months, respectively. Both ETRs reflect favorable changes to the Company’s expected geographic mix of pre-tax earnings and net discrete tax benefits.

Free cash flow of Industrial Activities was negative $0.7 billion due to seasonal working capital absorption, exacerbated by supply chain disruptions in the latter part of the quarter. Total Debt of $23.7 billion at September 30, 2021 ($26.1 billion at December 31, 2020). Industrial Activities net cash(1) position at $0.7 billion, a decrease of $0.7 billion from June 30, 2021.

Available liquidity at $13.5 billion as of September 30, 2021. In September 2021, CNH Industrial Capital Canada Ltd. issued CAD$300 million in aggregate principal amount of 1.50% notes due October 1, 2024.

CNH Industrial saw strong performance in the third quarter of 2021 as a result of higher volumes and favorable price realization, supported by continued strong demand across our industrial end-markets, but with supply chain difficulties continuing to affect raw material cost, component availability and sales through the end of the quarter.

Global supply chain still showing increasing input costs and logistics pressures, with ongoing disruptions to the procurement environment forcing repeated reviews of production schedules. Critical conditions affecting the supply chain are expected to remain through the last quarter of the year. The Company cannot ensure that additional temporary closures of its manufacturing facilities will not occur due to ongoing component availability issues.

Order book in Agriculture more than doubled year over year for tractors worldwide with strong dealer order collection in all regions. Combines worldwide more than doubled, with strongest growth in North America and Europe.

Construction order book was up year over year in both Heavy and Light sub-segments, with increases in all regions and particularly in North America and Europe, where it more than tripled.

Truck order intake in Europe up 68% year over year, with light duty trucks up 61%, and medium & heavy duty trucks up 89%. Truck book-to-bill in Europe at 1.87.

2021 Outlook

The Company expects solid demand to continue across regions and segments. In the latter part of the year, increased impact of raw material and ongoing freight and logistics constraints will only be partially offset by positive price realization.

The Company is updating the 2021 outlook for its Industrial Activities as follows:

•	Net sales(***) at the lower end of previous guidance (up between 24% and 28% year on year) including currency translation effects

•	SG&A expenses lower/equal to 7.5% of net sales

•	Free cash flow positive at around $1.0 billion

•	R&D expenses and capital expenditures at around $2.0 billion.

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations (***) Net sales reflecting the exchange rate of 1.20 EUR/USD	1

PRESS RELEASE

AGRICULTURE

In North America, tractor demand was up 3% for tractors under 140 HP, and up 29% for tractors over 140 HP; combines were up 29%. In Europe, tractor and combine demand were up 5% and 55%, respectively. South America tractor and combine demand were up 8% and 16%, respectively. In Rest of World, tractor demand decreased 7% and combine demand increased 28%.

Net sales were up 31%, mainly due to higher industry demand, better mix and favorable price realization. Net sales up 50% at constant currency versus the third quarter of 2019.

Adjusted EBIT was $415 million, with Adjusted EBIT margin at 11.6%. The $141 million increase was driven by higher volume, favorable mix and positive price realization, partially offset by higher raw material and freight costs, as well as higher SG&A costs and R&D spend from the pandemic-affected low levels for the corresponding period of 2020.

	Q3 2021	Q3 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,563	2,713	+31.3%	+30.3%
Adjusted EBIT ($ million)	415	274	+141
Adjusted EBIT margin	11.6%	10.1%	+150	bps

CONSTRUCTION

Global demand for construction equipment was flat compared to Q3 2020, with Heavy sub-segment up 2% and Light sub-segment down 2%. Demand increased 10% in North America and in Europe, and 86% in South America, but decreased 13% in Rest of World where our presence is more limited.

Net sales were up 34%, as a result of higher volumes in all regions, driven by industry demand, higher shipments to dealers and distributors and better price realization.

Adjusted EBIT increased $45 million due to favorable volume and mix and positive price realization, partially offset by higher product costs related to raw material and freight costs. Adjusted EBIT margin at 2.7%.

	Q3 2021	Q3 2020	Change	Change at c.c.(*)
Net sales ($ million)	773	576	+34.2%	+33.5%
Adjusted EBIT ($ million)	21	(24)	+45
Adjusted EBIT margin	2.7%	(4.2)%	+690	bps

COMMERCIAL AND SPECIALTY VEHICLES

European truck market was down 6% year over year for the third quarter, with light-duty trucks (“LCV”) down 11%, while medium and heavy trucks (“M&H”) were up 6%. South American truck market was up 9% in LCV and up 42% in M&H. Order book is strong across all regions. Bus registrations increased 3% in Europe and decreased 10% in South America.

Net sales were up 21%, primarily driven by higher truck volumes. Net sales were also up 21.6% at constant currency versus the third quarter of 2019.

Adjusted EBIT was $51 million, with Adjusted EBIT margin at 1.8%. The $58 million increase was driven by higher volumes and positive price realization, partially offset by higher raw material costs, as well as higher freight and rework costs due to components shortages.

	Q3 2021	Q3 2020	Change	Change at c.c.(*)
Net sales ($ million)	2,879	2,371	+21.4%	+20.9%
Adjusted EBIT ($ million)	51	(7)	+58
Adjusted EBIT margin	1.8%	(0.3)%	+210	bps

POWERTRAIN

Net sales were up 5% due to higher captive shipments and favorable mix, partially offset by lower sales volume to external customers (37% of total net sales in Q3 2021 compared to 53% in Q3 2020).

Adjusted EBIT was $44 million ($16 million decrease compared to Q3 2020). Favorable mix, positive price realization and lower quality costs were more than offset by unfavorable raw material costs, higher freight costs due to logistics constraints, and higher SG&A costs from the relatively low levels of the pandemic affected previous year. Adjusted EBIT margin at 4.6%.

	Q3 2021	Q3 2020	Change	Change at c.c.(*)
Net sales ($ million)	953	909	+4.8%	+5.0%
Adjusted EBIT ($ million)	44	60	-16
Adjusted EBIT margin	4.6%	6.6%	-200	bps

FINANCIAL SERVICES

Revenues were up $42 million due to higher used equipment sales, higher average portfolios in EMEA and Rest of World, partially offset by lower average portfolio in North America due to a reduction in wholesale financing. Retail loan and lease originations were up 7.1% reflecting higher Industrial Activities sales.

Net income increased $62 million to $118 million, primarily due to lower risk costs, improved pricing, and higher recoveries on used equipment sales.

The managed portfolio (including unconsolidated joint ventures) was $26.2 billion at the end of the quarter, up $1.4 billion compared to September 30, 2020 (up $1.3 billion on a constant currency basis). The receivable balance greater than 30 days past due as a percentage of receivables was 1.9% (2.4% as of September 30, 2020).

	Q3 2021	Q3 2020	Change	Change at c.c.(*)
Revenues ($ million)	450	408	+10.3%	+8.8%
Net income ($ million)	118	56	+62
Equity at quarter-end ($ million)	3,006	2,766	+240
Retail loan originations ($ million)	2,746	2,563	+7.1%

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	2

PRESS RELEASE

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

Consolidated revenues of $24.4 billion (up 39% year on year), net income of $1,453 million, with adjusted diluted EPS of $1.10, and adjusted EBIT of Industrial Activities of $1,713 million, as a result of the strong operating performance. Free cash flow of Industrial Activities negative $91 million.

Results for the Nine Months Ended September 30, 2021

(all amounts $ million, unless otherwise stated – comparison vs nine months ended September 30, 2020)

US GAAP					NON GAAP(1)
Consolidated revenues	24,356	+39%		+34% c.c.(*)	Adjusted EBIT of Industrial Activities	1,713	+1,681

of which Net sales of Industrial Activities	23,070	+42%		+37% c.c.	Adjusted EBIT Margin of Industrial Activities	7.4%	+720	bps

Net income	1,453	+2,078			Adjusted net income	1,533	+1,528

Diluted EPS $	1.04	+1.53			Adjusted diluted EPS $	1.10	+1.12
Cash flows from operating activities	1,892	-871			Free cash flow of Industrial Activities	(91)	+348

Cash and cash equivalents	7,149	-1,636	(**)		Available liquidity	13,476	-2,395	(**)

(*) c.c. means at constant currency                (**) comparison vs December 31, 2020

AGRICULTURE

	Q3 YTD 2021	Q3 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	10,571	7,498	+41.0%	+37.8%
Adjusted EBIT ($ million)	1,396	501	+895
Adjusted EBIT margin	13.2%	6.7%	+650	bps

COMMERCIAL AND SPECIALTY VEHICLES

	Q3 YTD 2021	Q3 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	8,904	6,131	+45.2%	+38.4%
Adjusted EBIT ($ million)	227	(219)	+446
Adjusted EBIT margin	2.5%	(3.6)%	+610	bps

FINANCIAL SERVICES

	Q3 YTD 2021	Q3 YTD 2020	Change	Change at c.c.(*)
Revenues ($ million)	1,337	1,338	-0.1%	-1.8%
Net income ($ million)	308	189	+119

CONSTRUCTION

	Q3 YTD 2021	Q3 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	2,237	1,418	+57.8%	+55.6%
Adjusted EBIT ($ million)	70	(194)	+264
Adjusted EBIT margin	3.1%	(13.7)%	+1,680	bps

POWERTRAIN

	Q3 YTD 2021	Q3 YTD 2020	Change	Change at c.c.(*)
Net sales ($ million)	3,474	2,425	+43.3%	+35.4%
Adjusted EBIT ($ million)	233	123	+110
Adjusted EBIT margin	6.7%	5.1%	+160	bps

Refer to section “Notes” at page 4 for an explanation of the items referenced on this page and to page 12 onwards for the reconciliations	3

PRESS RELEASE

Notes

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(1)

This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures. Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

(*)	c.c. means at constant currency.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT of Industrial Activities under U.S. GAAP: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•

Adjusted EBIT of Industrial Activities under EU-IFRS: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and certain non-recurring items.

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits.

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

•

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.

•

Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn medium-term unsecured committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19;

4

PRESS RELEASE

general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures, including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Conference	Call and Webcast

Today, at 2:30 p.m. CET / 1:30 p.m. GMT/ 9:30 a.m. EDT, management will hold a conference call to present 2021 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at https://bit.ly/CNH_Industrial_Q3_2021 and a recording will be available later on the Company’s website www.cnhindustrial.com. A presentation will be made available on the CNH Industrial website prior to the call.

London,	November 4, 2021

CONTACTS

Media Inquiries

United Kingdom

Laura Overall

Tel: +44 207 7660 338

E-mail: mediarelations@cnhind.com

www.cnhindustrial.com

Investor Relations

United Kingdom

Federico Donati

Tel: +44 207 7660 386

United States

Noah Weiss

Tel: +1 630 887 3745

5

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2021	2020	2021	2020
Revenues
Net sales	7,537	6,107	23,070	16,250
Finance, interest and other income	435	385	1,286	1,281
TOTAL REVENUES	7,972	6,492	24,356	17,531
Costs and Expenses
Cost of goods sold	6,235	5,178	18,835	14,706
Selling, general and administrative expenses	560	501	1,722	1,511
Research and development expenses	290	226	882	643
Restructuring expenses	22	7	32	19
Interest expense	143	161	451	512
Goodwill impairment charge	-	-	-	585
Other, net(1)	352	1,388	650	290
TOTAL COSTS AND EXPENSES	7,602	7,461	22,572	18,266
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	370	(969)	1,784	(735)
Income tax (expense) benefit	(79)	15	(424)	78
Equity in income of unconsolidated subsidiaries and affiliates	38	22	93	32
NET INCOME (LOSS)	329	(932)	1,453	(625)
Net income attributable to noncontrolling interests	6	10	32	32
NET INCOME (LOSS) ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	323	(942)	1,421	(657)

(in $)
Earnings (loss) per share attributable to common shareholders
Basic	0.24	(0.70)	1.05	(0.49)
Diluted	0.24	(0.70)	1.04	(0.49)

Cash dividends declared per common share	-	-	0.132	-

Notes:

(1)

In the three and nine months ended September 30, 2021, Other, net includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the pre-tax loss of $190 million and $118 million, respectively, from the remeasurement at fair value of the investment in Nikola Corporation (pre-tax loss of $1,207 million and pre-tax gain of gain of $268 million, respectively, in the three and nine months ended September 30, 2020).

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

6

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020

(Unaudited, U.S. GAAP)

($ million)	September 30, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	7,149	8,785
Restricted cash	765	844
Trade receivables, net	439	506
Financing receivables, net	17,943	18,457
Inventories, net	7,687	6,022
Property, plant and equipment, net	4,556	4,923
Investments in unconsolidated subsidiaries and affiliates	578	529
Investments at fair value through profit and loss	274	392
Equipment under operating leases	1,851	1,978
Goodwill, net	1,918	1,924
Other intangible assets, net	776	772
Deferred tax assets	1,375	1,451
Derivative assets	159	160
Other assets	2,223	1,976
TOTAL ASSETS	47,693	48,719
LIABILITIES AND EQUITY
Debt	23,749	26,053
Trade payables	6,273	6,357
Deferred tax liabilities	94	112
Pension, postretirement and other postemployment benefits	1,427	1,617
Derivative liabilities	131	139
Other liabilities	9,727	9,412
Total Liabilities	41,401	43,690
Redeemable noncontrolling interest	47	40
Equity	6,245	4,989
TOTAL LIABILITIES AND EQUITY	47,693	48,719

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

7

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Nine Months Ended September 30,
($ million)	2021	2020
Operating activities:
Net income (loss)	1,453	(625)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	452	460
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	405	390
Loss on repurchase of notes	8	-
(Gain) Loss from disposal of assets	(43)	6
Undistributed income (loss) of unconsolidated subsidiaries	(12)	-
Goodwill impairment charge	-	585
Other non-cash items(1)	218	276
Changes in operating assets and liabilities:
Provisions	165	(127)
Deferred income taxes	(9)	(245)
Trade and financing receivables related to sales, net	453	1,745
Inventories, net	(1,477)	753
Trade payables	130	(543)
Other assets and liabilities	149	88
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,892	2,763
Investing activities:
Additions to retail receivables	(3,704)	(3,235)
Collections of retail receivables	3,335	2,959
Proceeds from sale of assets, net of assets under operating leases and assets sold under buy-back commitments	16	3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(364)	(229)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(888)	(761)
Other	19	(281)
NET CASH USED IN INVESTING ACTIVITIES	(1,586)	(1,544)
Financing activities:
Net increase (decrease) in debt	(1,508)	148
Dividends paid	(184)	(4)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,692)	144
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(329)	(3)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,715)	1,360
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	9,629	5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	7,914	7,133

Notes:

(1)

In the nine months ended September 30, 2021, this item includes the pre-tax loss of $118 million from the remeasurement at fair value of the investment in Nikola Corporation (pre-tax gain of $268 million in the nine months ended September 30, 2020).

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

8

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the three months ended September 30, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	Three Months Ended September 30, 2021					Three Months Ended September 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	7,537	-	-		7,537	6,107	-	-		6,107
Finance, interest and other income	17	450	(32	) (2)	435	15	408	(38	) (2)	385
TOTAL REVENUES	7,554	450	(32)		7,972	6,122	408	(38)		6,492
Costs and Expenses
Cost of goods sold	6,235	-	-		6,235	5,178	-	-		5,178
Selling, general and administrative expenses	518	42	-		560	429	72	-		501
Research and development expenses	290	-	-		290	226	-	-		226
Restructuring expenses	22	-	-		22	7	-	-		7
Interest expense	72	103	(32	) (3)	143	78	121	(38	) (3)	161
Other, net	196	156	-		352	1,245	143	-		1,388
TOTAL COSTS AND EXPENSES	7,333	301	(32)		7,602	7,163	336	(38)		7,461
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	221	149	-		370	(1,041)	72	-		(969)
Income tax (expense) benefit	(40)	(39)	-		(79)	39	(24)	-		15
Equity in income of unconsolidated subsidiaries and affiliates	30	8	-		38	14	8	-		22
NET INCOME (LOSS)	211	118	-		329	(988)	56	-		(932)

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations for the nine months ended September 30, 2021 and 2020

(Unaudited, U.S. GAAP)

($ million)	Nine Months Ended September 30, 2021					Nine Months Ended September 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Revenues
Net sales	23,070	-	-		23,070	16,250	-	-		16,250
Finance, interest and other income	50	1,337	(101	) (2)	1,286	43	1,338	(100	) (2)	1,281
TOTAL REVENUES	23,120	1,337	(101)		24,356	16,293	1,338	(100)		17,531
Costs and Expenses
Cost of goods sold	18,835	-	-		18,835	14,706	-	-		14,706
Selling, general and administrative expenses	1,584	138	-		1,722	1,289	222	-		1,511
Research and development expenses	882	-	-		882	643	-	-		643
Restructuring expenses	32	-	-		32	19	-	-		19
Interest expense	230	322	(101	) (3)	451	224	388	(100	) (3)	512
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other, net	163	487	-		650	(195)	485	-		290
TOTAL COSTS AND EXPENSES	21,726	947	(101)		22,572	17,271	1,095	(100)		18,266
INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,394	390	-		1,784	(978)	243	-		(735)
Income tax (expense) benefit	(322)	(102)	-		(424)	152	(74)	-		78
Equity in income of unconsolidated subsidiaries and affiliates	73	20	-		93	12	20	-		32
NET INCOME (LOSS)	1,145	308	-		1,453	(814)	189	-		(625)

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

9

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets as of September 30, 2021 and December 31, 2020

(Unaudited, U.S. GAAP)

	September 30, 2021					December 31, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	6,229	920	-		7,149	8,017	768	-		8,785
Restricted cash	126	639	-		765	99	745	-		844
Trade receivables, net	440	20	(21	) (2)	439	508	23	(25	) (2)	506
Financing receivables, net	1,003	19,041	(2,101	) (3)	17,943	902	19,428	(1,873	) (3)	18,457
Inventories, net	7,657	30	-		7,687	5,981	41	-		6,022
Property, plant and equipment, net	4,555	1	-		4,556	4,922	1	-		4,923
Investments in unconsolidated subsidiaries and affiliates	336	242	-		578	256	273	-		529
Investments at fair value through profit and loss	274	-	-		274	392	-	-		392
Equipment under operating leases	67	1,784	-		1,851	65	1,913	-		1,978
Goodwill, net	1,762	156	-		1,918	1,767	157	-		1,924
Other intangible assets, net	759	17	-		776	755	17	-		772
Deferred tax assets	1,387	166	(178	) (4)	1,375	1,422	189	(160	) (4)	1,451
Derivative assets	106	68	(15	) (5)	159	103	76	(19	) (5)	160
Other assets	2,177	171	(125	) (2)	2,223	1,919	172	(115	) (2)	1,976
TOTAL ASSETS	26,878	23,255	(2,440)		47,693	27,108	23,803	(2,192)		48,719
LIABILITIES AND EQUITY
Debt	6,787	19,063	(2,101	) (3)	23,749	8,288	19,638	(1,873	) (3)	26,053
Trade payables	6,127	167	(21	) (2)	6,273	6,167	220	(30	) (2)	6,357
Deferred tax liabilities	11	261	(178	) (4)	94	14	258	(160	) (4)	112
Pension, postretirement and other postemployment benefits	1,406	21	-		1,427	1,597	20	-		1,617
Derivative liabilities	108	38	(15	) (5)	131	102	56	(19	) (5)	139
Other liabilities	9,153	699	(125	) (2)	9,727	8,842	680	(110	) (2)	9,412
Total Liabilities	23,592	20,249	(2,440)		41,401	25,010	20,872	(2,192)		43,690
Redeemable noncontrolling interest	47	-	-		47	40	-	-		40
Equity	3,239	3,006	-		6,245	2,058	2,931	-		4,989
TOTAL LIABILITIES AND EQUITY	26,878	23,255	(2,440)		47,693	27,108	23,803	(2,192)		48,719

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	Eliminations of primarily receivables/payables between Industrial Activities and Financial Services.
(3)	Eliminations of financing receivables/payables between Industrial Activities and Financial Services.
(4)	Reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassification needed for appropriate consolidated presentation.
(5)	Elimination of derivative assets/liabilities between Industrial Activities and Financial Services.

10

PRESS RELEASE

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows for the nine months ended September 30, 2021 and 2020

(Unaudited, U.S. GAAP)

	Nine Months Ended September 30, 2021					Nine Months Ended September 30, 2020
($ million)	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
Operating activities:
Net income (loss)	1,145	308	-		1,453	(814)	189	-		(625)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	450	2	-		452	458	2	-		460
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	203	202	-		405	198	192	-		390
Loss on repurchase of notes	8	-	-		8	-	-	-		-
(Gain) Loss from disposal of assets	(43)	-	-		(43)	6	-	-		6
Undistributed income (loss) of unconsolidated subsidiaries	170	(20)	(162	) (2)	(12)	150	(20)	(130	) (2)	-
Goodwill impairment charge	-	-	-		-	585	-	-		585
Other non-cash items	199	19	-		218	162	114	-		276
Changes in operating assets and liabilities:
Provisions	133	32	-		165	(152)	25	-		(127)
Deferred income taxes	(10)	1	-		(9)	(237)	(8)	-		(245)
Trade and financing receivables related to sales, net	59	395	(1	) (3)	453	(36)	1,780	1	(3)	1,745
Inventories, net	(1,789)	312	-		(1,477)	418	335	-		753
Trade payables	178	(53)	5	(3)	130	(525)	(20)	2	(3)	(543)
Other assets and liabilities	120	33	(4	) (3)	149	80	11	(3	) (3)	88
NET CASH PROVIDED BY OPERATING ACTIVITIES	823	1,231	(162)		1,892	293	2,600	(130)		2,763
Investing activities:
Additions to retail receivables	-	(3,704)	-		(3,704)	-	(3,235)	-		(3,235)
Collections of retail receivables	-	3,335	-		3,335	-	2,959	-		2,959
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	16	-	-		16	3	-	-		3
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(361)	(3)	-		(364)	(228)	(1)	-		(229)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(511)	(377)	-		(888)	(333)	(428)	-		(761)
Other	29	(23)	13	(4)	19	(549)	259	9	(4)	(281)
NET CASH USED IN INVESTING ACTIVITIES	(827)	(772)	13		(1,586)	(1,107)	(446)	9		(1,544)
Financing activities:
Net increase (decrease) in debt	(1,273)	(235)	-		(1,508)	2,029	(1,881)	-		148
Dividends paid	(184)	(162)	162	(2)	(184)	(4)	(130)	130	(2)	(4)
Other	-	13	(13	) (4)	-	-	9	(9	) (4)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,457)	(384)	149		(1,692)	2,025	(2,002)	121		144
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(300)	(29)	-		(329)	26	(29)	-		(3)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,761)	46	-		(1,715)	1,237	123	-		1,360
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	8,116	1,513	-		9,629	4,527	1,246	-		5,773
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	6,355	1,559	-		7,914	5,764	1,369	-		7,133

Notes:

(1)

Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes the Company’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, and other corporate assets, liabilities, revenues and expenses not reflected within Financial Services.

(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash used in operating activities.
(3)	This item includes the elimination of certain minor activities between Industrial Activities and Financial Services.
(4)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.

11

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Three Months ended September 30, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						329
Less: Consolidated Income tax (expense) benefit						(79)
Consolidated Income before taxes						408
Less: Financial Services
Financial Services Net income						118
Financial Services Income taxes						39
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						55
Foreign exchange (gains) losses, net						8
Finance and non-service component of Pension and other post-employment benefit costs(1)						(34)
Adjustments for the following Industrial Activities items:

Restructuring expenses	4	11	6	1	-	22

Other discrete items(2)	-	-	(55)	-	32	(23)
Nikola investment fair value adjustment	-	-	-	-	190	190
Adjusted EBIT of Industrial Activities	415	21	51	44	(62)	469

	Three Months ended September 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(932)
Less: Consolidated Income tax (expense) benefit						15
Consolidated Income (loss) before taxes						(947)
Less: Financial Services
Financial Services Net income						56
Financial Services Income taxes						24
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						63
Foreign exchange (gains) losses, net						17
Finance and non-service component of Pension and other post-employment benefit costs(1)						(29)
Adjustments for the following Industrial Activities items:
Restructuring expenses	2	3	1	1	-	7
Nikola investment fair value adjustment	-	-	-	-	1,207	1,207
Adjusted EBIT of Industrial Activities	274	(24)	(7)	60	(65)	238

(1)  In the three months ended September 30, 2021 and 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2)  In the three months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”. This item also includes $30 million separation costs in connection with the spin-off of the Iveco Group business, presented in column “Unallocated items, eliminations and other”.

12

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Consolidated Net Income to Adjusted EBIT of Industrial Activities by segment under U.S. GAAP ($ million)

	Nine Months ended September 30, 2021
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income						1,453
Less: Consolidated Income tax (expense) benefit						(424)
Consolidated Income before taxes						1,877
Less: Financial Services
Financial Services Net income						308
Financial Services Income taxes						102
Add back of the following Industrial Activities items:

Interest expenses, net of interest income and eliminations						180
Foreign exchange (gains) losses, net						30
Finance and non-service component of Pension and other post-employment benefit costs(1)						(104)
Adjustments for the following Industrial Activities items:

Restructuring expenses	8	13	9	2	-	32

Other discrete items(2)	-	-	(55)	-	45	(10)
Nikola investment fair value adjustment	-	-	-	-	118	118
Adjusted EBIT of Industrial Activities	1,396	70	227	233	(213)	1,713

	Nine Months ended September 30, 2020
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
Consolidated Net income (loss)						(625)
Less: Consolidated Income tax (expense) benefit						78
Consolidated Income (loss) before taxes						(703)
Less: Financial Services
Financial Services Net income						189
Financial Services Income taxes						74
Add back of the following Industrial Activities items:
Interest expenses, net of interest income and eliminations						181
Foreign exchange (gains) losses, net						22
Finance and non-service component of Pension and other post-employment benefit costs(1)						(85)
Adjustments for the following Industrial Activities items:
Restructuring expenses	9	5	4	1	-	19
Goodwill impairment charge	-	-	-	-	585	585
Other discrete items(2)	176	72	289	-	7	544
Nikola investment fair value adjustment	-	-	-	-	(268)	(268)
Adjusted EBIT of Industrial Activities	501	(194)	(219)	123	(179)	32

(1)  In the nine months ended September 30, 2021 and 2020, this item includes the pre-tax gain of $90 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

(2)  In the nine months ended September 30, 2021, this item includes the pre- and after-tax gain of $42 million from the sale of the 30.1% interest in Naveco, as well as the positive impact of $13 million from the sale of investments by a joint venture accounted for under the equity method, presented in column “Commercial and Specialty Vehicles”. This item also includes $39 million separation costs in connection with the spin-off of the Iveco Group business, presented in column “Unallocated items, eliminations and other”. In the nine months ended September 30, 2020, this item mainly included impairment of intangible and other long-lived asset optimization assets, as well as asset optimization charges.

13

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Total (Debt) to Net Cash (Debt) under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Services
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Third party (debt)	(23,749)	(26,053)	(5,637)	(7,271)	(18,112)	(18,782)
Intersegment notes payable	-	-	(1,150)	(1,017)	(951)	(856)
Total (Debt)(1)	(23,749)	(26,053)	(6,787)	(8,288)	(19,063)	(19,638)
Cash and cash equivalents	7,149	8,785	6,229	8,017	920	768
Restricted cash	765	844	126	99	639	745
Intersegment notes receivable	-	-	951	856	1,150	1,017
Other current financial assets(2)	224	94	224	94	-	-
Derivatives hedging debt	-	8	-	8	-	-
Net Cash (Debt)(3)	(15,611)	(16,322)	743	786	(16,354)	(17,108)

(1)   Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,150 million and $1,017 million as of September 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $951 million and $856 million as of September 30, 2021 and December 31, 2020, respectively.

(2)   This item includes short-term deposits and investments towards high-credit rating counterparties.

(3)   The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $199 million and $161 million as of September 30, 2021 and December 31, 2020, respectively.

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP ($ million)

	September 30, 2021	June 30, 2021	December 31, 2020

Cash and cash equivalents	7,149	7,820	8,785

Restricted cash	765	764	844

Undrawn committed facilities	5,338	5,677	6,148

Other current financial assets(1)	224	162	94

Available liquidity	13,476	14,423	15,871

	(1) This item includes short-term deposits and investments towards high-credit rating counterparties.

Change in Net Cash (Debt) of Industrial Activities under U.S. GAAP ($ million)
Nine Months ended September 30,			Three Months ended September 30,
2021	2020		2021	2020
786	(854)	Net Cash (Debt) of Industrial Activities at beginning of period	1,393	(2,307)
1,713	32	Adjusted EBIT of Industrial Activities	469	238
450	458	Depreciation and Amortization	146	152
203	198	Depreciation of assets under operating leases and assets sold with buy-back commitments	67	66
(438)	(198)	Cash interest and taxes	(175)	(81)
91	(385)	Changes in provisions and similar(1)	41	(53)
(1,715)	(136)	Change in working capital	(1,114)	788
304	(31)	Operating cash flow of Industrial Activities	(566)	1,110
(361)	(228)	Investments in property, plant and equipment, and intangible assets(2)	(159)	(96)
(34)	(180)	Other changes	(3)	(27)
(91)	(439)	Free cash flow of Industrial Activities	(728)	987
(184)	(4)	Capital increases and dividends	(1)	(1)
232	(247)	Currency translation differences and other(3)	79	(223)
(43)	(690)	Change in Net Cash (Debt) of Industrial Activities	(650)	763
743	(1,544)	Net Cash (Debt) of Industrial Activities at end of period	743	(1,544)

(1)   Including other cash flow items related to operating lease and buy-back activities.

(2)   Excluding assets sold under buy-back commitments and assets under operating leases.

(3)   In the nine months ended September 30, 2021, this item also includes the charge of $8 million related to the repurchase of Notes.

14

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($ million)
Nine Months ended September 30,			Three Months ended September 30,
2021	2020		2021	2020
1,892	2,763	Net cash provided by (used in) Operating Activities	521	2,228
(1,069)	(2,470)	Less: Cash flows from Operating Activities of Financial Services net of eliminations	(921)	(962)
(8)	9	Change in derivatives hedging debt of Industrial Activities and other	-	4
(511)	(333)	Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities	(166)	(160)
304	(31)	Operating cash flow of Industrial Activities	(566)	1,110
(361)	(228)	Investments in property, plant and equipment, and intangible assets of Industrial Activities	(159)	(96)
(34)	(180)	Other changes(1)	(3)	(27)
(91)	(439)	Free cash flow of Industrial Activities	(728)	987

(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

Reconciliation of Adjusted net income and Adjusted income tax (expense) benefit to Net income (loss) and
Income tax (expense) benefit and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP ($ million, except per share data)
Nine Months ended September 30,			Three Months ended September 30,
2021	2020		2021	2020
1,453	(625)	Net income (loss)	329	(932)
71	790	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	172	1,184
(13)	-	Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates	(13)	-
22	(160)	Adjustments impacting Income tax (expense) benefit (b)	8	(96)
1,533	5	Adjusted net income (loss)	496	156
1,501	(30)	Adjusted net income (loss) attributable to CNH Industrial N.V.	490	146
1,360	1,351	Weighted average shares outstanding – diluted (million)	1,362	1,352
1.10	(0.02)	Adjusted diluted EPS ($)	0.36	0.11

1,784	(735)	Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	370	(969)
71	790	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	172	1,184
1,855	55	Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)	542	215

(424)	78	Income tax (expense) benefit	(79)	15
22	(160)	Adjustments impacting Income tax (expense) benefit (b)	8	(96)
(402)	(82)	Adjusted income tax (expense) benefit (B)	(71)	(81)

22%	149%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	13%	38%

a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates
118	(268)	Nikola investment fair value adjustment	190	1,207
32	19	Restructuring expenses	22	7
8	-	Loss on repurchase of notes	-	-
(90)	(90)	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	(30)
-	585	Goodwill impairment charge	-	-
-	255	Other assets impairment charges	-	-
-	282	Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments	-	-
39	7	Spin-off costs	30	-
(42)	-	Gain from the sale of 30.1% interest in Naveco	(42)	-
6	-	Other discrete items	2	-
71	790	Total	172	1,184

b) Adjustments impacting Income tax (expense) benefit
9	(74)	Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates	(5)	(9)
-	(82)	Adjustment to valuation allowances on deferred tax assets	-	(82)
13	(4)	Other	13	(5)
22	(160)	Total	8	(96)

15

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Revenues by Segment under EU-IFRS
($ million)
Nine Months ended September 30,					Three Months ended September 30,
2021	2020	% change	% change at c.c.		2021	2020	% change	% change at c.c.
10,586	7,491	41.3	39.1	Agriculture	3,568	2,711	31.6	31.3
2,237	1,418	57.8	55.6	Construction	773	576	34.2	33.5
8,925	6,131	45.6	40.1	Commercial and Specialty Vehicles	2,896	2,372	22.1	22.6
3,483	2,427	43.5	37.5	Powertrain	957	911	5.0	6.3
(2,113)	(1,217)	-	-	Eliminations and other	(629)	(460)	-	-
23,118	16,250	42.3	38.5	Total Industrial Activities	7,565	6,110	23.8	23.8
1,332	1,329	0.2	-0.7	Financial Services	448	404	10.9	9.9
(80)	(85)	-	-	Eliminations and other	(25)	(32)	-	-
24,370	17,494	39.3	35.8	Total	7,988	6,482	23.2	23.2

Adjusted EBIT of Industrial Activities(1) by Segment under EU-IFRS
($ million)
Nine Months ended September 30,						Three Months ended September 30,
2021	2020	$ change	2021 adjusted EBIT margin	2020 adjusted EBIT margin		2021	2020	$ change	2021 adjusted EBIT margin	2020 adjusted EBIT margin
1,369	498	871	12.9%	6.6%	Agriculture	406	269	137	11.4%	9.9%
64	(211)	275	2.9%	(14.9)%	Construction	17	(42)	59	2.2%	(7.3)%
232	(267)	499	2.6%	(4.4)%	Commercial and Specialty Vehicles	48	(25)	73	1.7%	(1.1)%
216	100	116	6.2%	4.1%	Powertrain	37	59	-22	3.9%	6.5%
(229)	(209)	(20)	-	-	Unallocated items, eliminations and other	(67)	(67)	-	-	-
1,652	(89)	1,741	7.1%	(0.5)%	Adjusted EBIT of Industrial Activities	441	194	247	5.8%	3.2%
(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Other key data under EU-IFRS
($ million)
	September 30, 2021	June 30, 2021	December 31, 2020
Total Assets	49,410	51,016	50,556
Total Equity	7,849	7,726	6,735
Equity attributable to CNH Industrial N.V.	7,833	7,620	6,651
Net Cash (Debt)	(16,067)	(16,327)	(16,874)
of which Net Cash (Debt) of Industrial Activities(1)	332	882	297
Net Income of Financial Services	305	197	288
	(1) This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

Net income (loss) reconciliation U.S. GAAP to EU-IFRS
($ million)
Nine Months ended September 30,			Three Months ended September 30,
2021	2020		2021	2020
1,453	(625)	Net income (loss) in accordance with U.S. GAAP	329	(932)
		Adjustments to conform with EU-IFRS:
(27)	(173)	Development costs	(18)	(42)
118	(268)	Nikola investment fair value adjustment	190	1,207
(136)	(61)	Other adjustments(1)	(53)	(13)
21	5	Tax impact on adjustments and other income tax differences	2	(48)
(24)	(497)	Total adjustments	121	1,104
1,429	(1,122)	Profit (loss) in accordance with EU-IFRS	450	172
(1) This item also includes the different accounting impacts from the modification of a healthcare plan in the U.S.

16

PRESS RELEASE

Other Supplemental Financial Information

(Unaudited)

Total Equity reconciliation U.S. GAAP to EU-IFRS
($ million)
	September 30, 2021	December 31, 2020
Total Equity under U.S. GAAP	6,245	4,989
Adjustments to conform with EU-IFRS:
Development costs	2,068	2,193
Other adjustments	(25)	34
Tax impact on adjustments and other income tax differences	(439)	(481)
Total adjustments	1,604	1,746
Total Equity under EU-IFRS	7,849	6,735

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2021			Nine Months Ended September 30, 2020
	Average	At September 30	At December 31, 2020	Average	At September 30
Euro	0.836	0.864	0.815	0.889	0.854
Pound sterling	0.722	0.743	0.733	0.787	0.779
Swiss franc	0.912	0.935	0.880	0.949	0.923
Polish zloty	3.801	3.990	3.716	3.931	3.883
Brazilian real	5.330	5.409	5.194	5.075	5.663
Canadian dollar	1.251	1.274	1.274	1.353	1.339
Turkish lira	8.118	8.894	7.427	6.755	7.772

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement for the three and nine months ended September 30, 2021 and 2020

(Unaudited, EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,

($ million)	2021	2020	2021	2020
Net revenues	7,988	6,482	24,370	17,494
Cost of sales	6,503	5,424	19,633	15,546
Selling, general and administrative costs	556	462	1,703	1,395
Research and development costs	310	271	918	826
Result from investments:	34	25	94	37
Share of the profit/(loss) of investees accounted for using the equity method	34	25	94	37
Gains/(losses) on the disposal of investments	9	-	8	-
Restructuring costs	22	5	34	17
Goodwill impairment loss	-	-	-	576
Other income/(expenses)(1)	(46)	(51)	(143)	(158)
Financial income/(expenses)	(67)	(89)	(209)	(218)
PROFIT/(LOSS) BEFORE TAXES	527	205	1,832	(1,205)
Income tax (expense) benefit	(77)	(33)	(403)	83
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	450	172	1,429	(1,122)
PROFIT/(LOSS) FOR THE PERIOD	450	172	1,429	(1,122)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	444	162	1,396	(1,154)
Non-controlling interests	6	10	33	32

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.33	0.12	1.03	(0.85)
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.33	0.12	1.03	(0.85)

Notes:

(1)	In the three and nine months ended September 30, 2021, this item also includes the pre-tax gain of $30 million related to a healthcare plan amendment in the U.S.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

17

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position as of September 30, 2021 and December 31, 2020

(Unaudited, EU-IFRS)

($ million)	September 30, 2021	December 31, 2020
ASSETS
Intangible assets	4,710	4,832
Property, plant and equipment	4,999	5,414
Investments and other non-current financial assets:	921	1,021
Investments accounted for using the equity method	555	569
Equity investments measured at fair value through other comprehensive income	274	392
Other investments and non-current financial assets	92	60
Leased assets	1,851	1,978
Defined benefit plan assets	20	25
Deferred tax assets	1,012	1,061
Total Non-current assets	13,513	14,331
Inventories	7,692	6,000
Trade receivables	435	503
Receivables from financing activities	18,024	18,529
Current tax receivables	130	160
Other current receivables and financial assets	1,370	1,041
Prepaid expenses and other assets	166	189
Derivative assets	159	160
Cash and cash equivalents	7,914	9,629
Total Current assets	35,890	36,211
Assets held for sale	7	14
TOTAL ASSETS	49,410	50,556
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,833	6,651
Non-controlling interests	16	84
Total Equity	7,849	6,735
Provisions:	5,319	5,239
Employee benefits	1,746	1,864
Other provisions	3,573	3,375
Debt:	24,233	26,618
Asset-backed financing	10,724	11,923
Other debt	13,509	14,695
Derivative liabilities	131	139
Trade payables	6,270	6,355
Tax liabilities	258	186
Deferred tax liabilities	181	203
Other current liabilities	5,169	5,081
Total Liabilities	41,561	43,821
TOTAL EQUITY AND LIABILITIES	49,410	50,556

These Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

18

PRESS RELEASE

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2021 and 2020

(Unaudited, EU-IFRS)

	Nine Months Ended September 30,
($ million)	2021	2020
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,629	5,773
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	1,429	(1,122)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	889	878
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	(11)	4
Goodwill impairment loss	-	576
Other non-cash items	(34)	386
Loss on repurchase of notes	8	-
Dividends received	81	32
Change in provisions	304	(27)
Change in deferred income taxes	(29)	(283)
Change in items due to buy-back commitments(1)	26	99
Change in operating lease items(2)	119	92
Change in working capital	(1,696)	(6)
TOTAL	1,086	629
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(668)	(462)
Consolidated subsidiaries and other equity investments	(26)	(147)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	16	3
Net change in receivables from financing activities	(34)	1,412
Change in other current financial assets	(140)	(80)
Other changes	189	1
TOTAL	(663)	727
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(1,622)	22
Dividends paid	(184)	(4)
Purchase of ownership interests in subsidiaries	-	(9)
TOTAL	(1,806)	9
Translation exchange differences	(332)	(5)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,715)	1,360
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,914	7,133

Notes:

(1)

Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(2)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2020 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.

19